FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of November, 2015

Commission File Number: 001-09531

Telefónica, S.A.

(Translation of registrant’s name into English)

Distrito Telefónica, Ronda de la Comunicación s/n,

28050 Madrid, Spain

3491-482 87 00

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No   ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No   ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No   ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

Telefónica, S.A.

Item		Sequential Page Number
1.	Telefónica – Financial Highlights for the period January – September 2015

January – September 2015

FINANCIAL HIGHLIGHTS

•	Solid commercial activity, strengthening leadership in high-value segments.

•	Strong high-quality customers’ organic growth, with record quarterly fibre net additions: mobile contract (+6%; net additions of 1.5 million); smartphones (+28%; +9.6 million); LTE customers (4.3x reported; +5.0 million); FTTx connected (1.4x; +385 thousand) and pay TV (+18%; +124 thousand).

•	Total churn stood at 3.1% in the quarter (-0.7 percentage points year-on-year), improving in all services, and the average revenue per access accelerated to 2.8% year-on-year.

•	Revenue growth acceleration; +4.8% year-on-year organic (11,919 million euros).

•	T. Hispanoamérica (double-digit growth), T. Brasil (sustained mid-single digit growth) and T. España (year-on-year growth for the first time since the third quarter of 2008) were the main levers for organic growth in the quarter.

•	By services, mobile data year-on-year organic growth sequentially accelerated 2 percentage points to 19.3%, already representing 44% of mobile service revenues.

•	January-September revenues amounted to 35,337 million euros (+4.2% year-on-year organic; +11.9% reported).

•	OIBDA growth improvement: +4.8% year-on-year organic (3,693 million euros).

•	This evolution reflected the improvement in revenues, the integration synergies in Germany and the savings from the simplification and efficiency program.

•	T. Deutschland (+27.8%; +15.3 percentage points vs. the previous quarter) boosted organic growth.

•	OIBDA margin stood at 31.0% (stable year-on-year in organic terms).

•	OIBDA reached 11,013 million euros year-to-date (+3.5% year-on-year organic; +5.7% reported).

•	Significant operating cash flow improvement in the quarter (OIBDA-CapEx; 1,686 million euros) to 6.6% year-on-year organic.

•	In the first nine months, OpCF reached 3,912 million euros (5,499 million euros before spectrum), decreasing 1.3% year-on-year organic.

•	CapEx for the nine months increased 8.8% year-on-year organic due to the ongoing investment in UBB.

•	Basic net earnings per share of 0.91 euros in January-September (+63.5% year-on-year).

•	Net financial debt was reduced by 1,547 million euros in the last three months to 49,691 million euros.

•	Solid free cash flow generation in the quarter (1,400 million euros; +3.6% year-on-year).

•	The leverage ratio considering the sale of O2 UK stood at 2.32x.

•	Telefónica reiterates the guidance set for 2015 and the dividend policy for 2015 and 2016.

•	Telefónica de España returned to year-on-year revenue growth for the first time since the third quarter of 2008 (+0.2%; +1.3 percentage points vs. the second quarter), on the back of the quality of its offering, the Company’s differential assets, a more rational market and a more favourable economic environment. Highlights included the strong commercial activity: i) “Movistar Fusión” posted net additions of 126 thousand and 4.0 million customers; ii) fibre (+230 thousand; 2.0 million); iii) pay TV (+275 thousand; 2.5 million); iv) mobile contract (+49 thousand; 17.3 million); v) fixed broadband (+45 thousand; 5.9 million) and fixed telephony (-62 thousand; 10.1 million) recorded their best performance since the launch of “Movistar Fusión”. OIBDA declined 2.9% organic vs. July-September 2014, affected by higher content costs and OIBDA margin stood at 44.5% (-1.4 percentage points year-on-year organic).

January – September 2015

•	Telefónica Brasil continued to strengthen its positioning with a progressive increase of its market share in the quarter, especially in higher-value services (mobile contract, pay TV and high-speed broadband). All this was reflected in the solid organic growth of revenues (+5.2% year-on-year) and OIBDA (+2.0%) with a sustained margin of 30.4% in the quarter, despite the macroeconomic environment.

•	In Germany, operating and financial results reflected the strong contribution of the integration synergies and translated into a significant acceleration of year-on-year OIBDA growth in the quarter to 28.5% organic and excluding the disposal of “yourfone GmbH”. Synergies explained 45% of this growth.

•	In the third quarter, T. Hispanoamérica revenues accelerated in organic terms (+12.6% year-on-year), in the majority of countries in the region (and especially in Mexico +17.9%), reflecting the improved commercial activity (+449 thousand contract net additions; +93 thousand net additions in pay TV; smartphones +38% year-on-year). OIBDA maintained a solid year-on-year expansion in the quarter (+3.0% organic) despite higher commercial intensity and an environment marked by the depreciation of most regional currencies against the US dollar.

January – September 2015

Comments from César Alierta, Executive Chairman

“Telefónica’s third quarter results reflected further acceleration in organic growth figures derived from increased commercial momentum, mainly in high-value products and services. The improvement in the revenue line reflected the better performance of the Spanish business, which returned to year-on-year revenue growth after 7 years of intense business transformation. While in OIBDA, particularly noteworthy was the strong growth acceleration in Germany, partially resulting from the acceleration in the capture of synergies related to the integration process.

The strength of commercial activity in higher value services was reflected in the robust year-on-year growth in pay TV (+18% organic), smartphones (+28%), fibre (+36%) or LTE (4.3x the figure of September 2014). This performance is increasing customer value; since, in addition to increased average revenue per access, customer loyalty is also improving, with a churn reduction across the board. All this was particularly noticeable this quarter in Spain, which posted an improvement of commercial activity in virtually all services.

This acceleration in commercial activity was underpinned by the intense network modernisation effort implemented in recent years. Thus, Telefónica España continued to accelerate the FTTH rollout, with 13.4 million premises passed up to September. Meanwhile, Telefónica Brasil expanded its FTTx network to 16.6 million premises, and Telefónica Deutschland’s LTE coverage reached 73% of the population. These are some examples of the network transformation, which is allowing us to increase our differentiation, strengthen our leadership in key markets and respond to increasing demand for data consumption. To this end, we have invested 7,101 million euros in the first nine months of the year.

Lastly, I would like to reiterate that business performance is in line with guidance for 2015, which we upgraded in the previous quarter.”

January – September 2015

SELECTED FINANCIAL DATA

Unaudited figures (Euros in millions)

	January - September	% Chg		July - September	% Chg
	2015	Reported	Organic	2015	Reported	Organic
Revenues	35,337	11.9	4.2	11,919	10.8	4.8
Telefónica España	8,842	(1.6)	(1.6)	2,998	0.2	0.2
Telefónica Deutschland (1)	5,828	66.4	0.9	1,979	62.4	(1.1)
Telefónica Brasil (2)	8,473	1.1	4.9	2,736	(5.5)	5.2
Telefónica Hispanoamérica	10,765	12.9	10.9	3,634	8.9	12.6
Other companies & eliminations (3)	1,429	22.0		573	82.4
Telefónica Ireland (4)	—	n.m.		—	n.m.

OIBDA	11,013	5.7	3.5	3,693	2.9	4.8
Telefónica España	3,933	(4.5)	(4.2)	1,335	(2.9)	(2.9)
Telefónica Deutschland (1)	1,272	65.1	16.2	403	58.1	27.8
Telefónica Brasil (2)	2,590	(0.9)	1.1	831	(5.7)	2.0
Telefónica Hispanoamérica	3,232	9.3	8.5	1,080	(2.1)	3.0
Other companies & eliminations (3)	(14)	n.m.		44	n.m.
Telefónica Ireland (4)	—	n.m.		—	n.m.

OIBDA margin	31.2%	(1.8 p.p. )	(0.2 p.p. )	31.0%	(2.4 p.p. )	(0.0 p.p. )
Telefónica España	44.5%	(1.4 p.p. )	(1.2 p.p. )	44.5%	(1.4 p.p. )	(1.4 p.p. )
Telefónica Deutschland (1)	21.8%	(0.2 p.p. )	3.0 p.p.	20.4%	(0.5 p.p. )	5.3 p.p.
Telefónica Brasil (2)	30.6%	(0.6 p.p. )	(1.2 p.p. )	30.4%	(0.1 p.p. )	(1.0 p.p. )
Telefónica Hispanoamérica	30.0%	(1.0 p.p. )	(0.7 p.p. )	29.7%	(3.3 p.p. )	(2.8 p.p. )

Operating Income (OI)	4,657	(9.6)	2.6	1,589	(12.6)	6.3

Net income	4,577	69.6		884	(1.9)

Basic earnings per share (euros)	0.91	63.5		0.17	(9.6)
Basic earnings per share from continuing operations (euros)	0.46	(5.8)		0.10	(36.3)

CapEx	7,101	44.4	8.8	2,007	8.1	3.3
Telefónica España	1,310	10.4	10.2	423	(12.6)	(4.1)
Telefónica Deutschland (1)	1,900	n.m.	(2.8)	242	67.7	(15.6)
Telefónica Brasil (2)	1,501	11.3	4.5	540	4.8	(1.4)
Telefónica Hispanoamérica	2,203	24.2	16.6	729	16.8	22.2
Other companies & eliminations (3)	188	(5.4)		73	(18.2)
Telefónica Ireland (4)	—	n.m.		—	n.m.

Spectrum	1,587	n.m.	n.m.	(2)	n.m.	n.m.
Telefónica España	49	n.m.	n.m.	—	n.m.	n.m.
Telefónica Deutschland (1)	1,196	n.m.	n.m.	1	n.m.	n.m.
Telefónica Brasil (2)	—	—	—	—	—	—
Telefónica Hispanoamérica	342	77.7	57.2	(3)	n.m.	n.m.

OpCF (OIBDA-CapEx)	3,912	(28.8)	(1.3)	1,686	(2.7)	6.6
Telefónica España	2,624	(10.6)	(9.9)	912	2.3	(2.4)
Telefónica Deutschland (1)	(628)	c.s.	48.4	161	45.5	n.m.
Telefónica Brasil (2)	1,089	(13.9)	(3.2)	291	(20.5)	8.6
Telefónica Hispanoamérica	1,029	(13.0)	(0.9)	351	(26.7)	(22.6)
Other companies & eliminations (3)	(202)	(17.3)		(29)	n.m.
Telefónica Ireland (4)	—	n.m.		—	n.m.

•	Reconciliation included in the excel spreadsheets.

Notes:

•	2014 and 2015 reported figures include hyperinflationary adjustments in Venezuela in both years.

•	For comparative purposes, the quarterly data for 2014 are reported adjusting the exchange rate in Venezuela from SICAD I to SICAD II 50 VEF/USD for the Telefónica Group, Hispanoamérica and Venezuela and Central America following the adoption of SICAD II 50 VEF/USD in the fourth quarter of 2014. The January-September 2015 consolidated financial statements use the exchange rate of the Venezuelan bolivar set at the denominated SIMADI (as of 30 September, this rate was set at 199 Venezuelan bolivars fuertes per dollar).

•	From the first quarter of 2015 Telefónica’s operations in the United Kingdom are reported as discontinued operations within the Telefónica Group and their assets and liabilities are classified as “held for sale”, in compliance with the IFRS, as a result of the signing of the definitive sale agreement of the company in March 2015. For comparative purposes, 2014 results are reported using these same criteria.

•	Organic criteria: Assumes constant exchange rates as of 2014 (average FX in 2014). Excludes the impact of hyperinflationary adjustments in Venezuela in both years and O2 UK results for both years after being classified as “discontinued operations”, and considers constant perimeter of consolidation. In OIBDA and OI terms, excludes write-downs, capital gains/losses from the sale of companies, tower sales, material non-recurring impacts and restructuring costs mainly related to the integration processes in Germany and Brazil and the simplification programme. CapEx also excludes investment in spectrum and the Real Estate efficiency plan.

•	OIBDA and OI are presented before brand fees and management fees.

•	OIBDA margin calculated as OIBDA over revenues.

(1)	E-Plus has been included since 1 October 2014.
(2)	GVT has been included since 1 May 2015.
(3)	DTS has been included since 1 May 2015.
(4)	T. Ireland has been removed from the consolidation perimeter since 1 July 2014.

January – september 2015

DISCLAIMER

This document contains forward-looking statements regarding intentions, expectations or forecasts related to Telefónica Group (hereinafter, the “Company” or “Telefónica”). These statements include financial forecasts and estimates based on underlying premises, statements regarding plans, objectives and expectations that make reference to different aspects, including, the customer base and its evolution, growth of the different business lines and of the global business, the market share, Company results and other aspects related to the activity and situation of the Company.

The forward-looking statements or forecasts contained herein can be identified, in certain cases, through the use of words such as “expectation”, “anticipation”, “purpose”, “belief” or similar expressions, or the corresponding negative forms, or through the own predictive nature of all issues referring to strategies, plans or intentions. These forward-looking statements or forecasts do not represent, by their own nature, any guarantee of future fulfilment, and are subject to risks, uncertainties and other relevant factors that could cause the final developments and results to differ substantially from the ones put forward through these intentions, expectations or forecasts. These risks and uncertainties are identified in the documents containing more comprehensive information filed by Telefónica before the different supervisory Authorities of the securities markets in which its stocks are listed and, in particular, the Spanish National Securities Market Commission.

The content of this statement must be taken into account by any individual or entity who may have to adopt a decision, or elaborate or disseminate opinions related to the securities issued by the Company, and, in particular, by analysts and investors that may be examining this document. Except as required by applicable laws, Telefónica is not required to inform publicly of the result of any review it may perform concerning these statements to adapt them to events or circumstances taking place after this presentation, including changes in the Company’s business, in its business development strategy or any other unexpected circumstance.

This document may contain summarized or non-audited information. To this regard, the information contained herein must be read as a whole and is subject to all the public information available, including, if any, other documents released by the Company that may contain more detailed information.

Finally, it is hereby stated that neither this report or any of its contents should be interpreted as a securities purchase, sale or exchange offer, or a request for offers regarding the purchase, sale or exchange of securities, or a recommendation or advice regarding any security.

For further information please refer to the information on 2015 first quarter financial results filed by the Company and also available on the Company’s website: www.telefonica.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telefónica, S.A.

Date: November 6, 2015	By:	/s/ Miguel Escrig Meliá
Name: Miguel Escrig Meliá
Title: Chief Financial Officer